Management's Discussion and Analysis

American Lithium Corp.

Management's Discussion and Analysis

For the year ended February 29, 2024

Dated: May 27, 2024

Management's Discussion and Analysis

Introduction

American Lithium Corp. (the "Company" or "American Lithium") is incorporated in British Columbia under the Business Corporations Act (British Columbia) and is engaged in the acquisition, exploration, and development of resource properties, with a current focus on development of its lithium and uranium Projects. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the NASDAQ Capital Market under the symbol "AMLI" and the Frankfurt Stock Exchange under the symbol "5LA".

This management's discussion and analysis ("MD&A") reports on the operating results and financial condition of the Company for the year ended February 29, 2024, and is prepared as of May 27, 2024. The MD&A should be read in conjunction with the Company's audited consolidated financial statements for the years ended February 29, 2024, and February 28, 2023, and the notes thereto which were prepared in accordance with International Financial Reporting Standards ("IFRS").

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

Cautionary Note Regarding Forward-Looking Information

This document may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; plans, objectives and advancement of the Tonopah lithium claims project, the Falchani lithium project and the Macusani uranium project (each as defined below, and collectively, the "Projects"); exploration drilling plans, in-fill and expansion drilling plans and other work plans, results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources; preliminary economic assessments, including the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company's assets; adequacy of the Company's financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the outcome of the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani Yellowcake S.A.C. ("Macusani") to resolve the title for 32 of its concessions; the anticipated new uranium regulations affecting Peru; and limitations on insurance coverage and any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management's reasonable estimates, expectations, analyses, and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Management's Discussion and Analysis

Description of Business

American Lithium is an exploration and development stage company engaged in the acquisition, exploration, and development of resource properties in North and South America. The Company's primary focus consists of the following projects: the Tonopah Lithium Claims project in Nevada (the "TLC Project"); its Falchani lithium concessions in Peru (the "Falchani Lithium Project" or "Falchani"); and its uranium concessions in Peru (the "Macusani Uranium Project" or "Macusani").

The Company is pursuing development of its two lithium projects, the TLC Project and the Falchani Lithium Project, with Prefeasibility Study ("PFS") work initiated on both projects. For the Macusani Uranium Project, the Company has engaged in work to update the existing PEA (which was published in February of 2016) and then move to PFS. The Company recognizes that each of these projects has the potential for continued development and future commercialization.

Company highlights for the year ended February 29, 2024

  Robust Economics for Falchani PEA - On January 10, 2024, the Company announced results from the updated PEA for the Falchani Lithium Project completed by DRA Global. The results highlight Falchani as a long-life, low-cost potential lithium production centre with the opportunity to produce sulfate of potash ("SOP") fertilizer and cesium sulfate as valuable by-products. The updated PEA Li-only base case highlights include: After-tax Net Present Value ("NPV8%") of $5.11 billion at $22,500/tonne ("t") Lithium Carbonate Equivalent ("LCE") selling price; After-tax internal rate of return ("IRR") of 32.0%; with Operating Costs ("Opex") of $5,092/t LCE. Unless otherwise stated, all dollar figures are in United States dollars. The completion of the Falchani Lithium Project's updated PEA was an important step towards the expediting of Falchani's Pre-Feasibility Study ("PFS"). The accompanying technical report titled: "Falchani Lithium Project NI 43-101 Technical Report - Preliminary Economic Assessment" dated February 22, 2024 with an effective date of January 10, 2024 prepared by DRA Global and Stantec Consulting Inc. was filed February 23, 2024.
  TLC Deposit Expansion - On December 8, 2023, the Company announced results from 14 step out drill holes expanding the measured resource footprint at the TLC Project. A total of 26 diamond core holes and 16 Reverse Circulation ("RC") holes drilled in 2022 and 2023 will be added to the updated mineral resource block model and incorporated into an updated Mineral Resource Estimate ("MRE"), currently underway with Stantec Consulting Inc.
  Filed Semi-Detailed Environmental Impact Assessment Study - On November 28, 2023, the Company announced that it has completed and submitted the Semi-Detailed Environmental Impact Assessment Study ("EIA-sd") for the Falchani Lithium Project to the Ministry of Energy and Mines. The EIA-sd provides a framework for approval of all major phases required to finalize the development and construction of Falchani from mining reserve definition to completion of mine construction and, when approved, the EIA-sd provides authority to drill multiple holes from up to 420 drill platforms across the Falchani Lithium Project, with no additional exploration and development permits required.
  Falchani Resource Growth - On October 31, 2023, the Company announced an updated MRE for the Falchani Lithium Project increasing the Measured and Indicated lithium resources 476% over the previous March 2019 MRE for Falchani. The latest MRE for Falchani is: Measured Resource - 1.01 million tonnes ("Mt") LCE (69 Mt @ 2,792 ppm Li); Indicated Resource - 4.52 Mt LCE (378 Mt @ 2,251 ppm Li); and Inferred Resource - 3.99 Mt LCE (506 Mt @ 1,481 ppm Li). The accompanying technical report titled: "Technical Report and Mineral Resource Estimate - Falchani Property, Carabaya Province, Department of Puno, South-Eastern Peru" dated December 14, 2023, with an effective date of October 31, 2023, prepared by Stantec Consulting Inc. was filed on December 15, 2023.
  New Lithium Discovery - On September 26, 2023, the Company announced a new lithium discovery at the Quelcaya exploration target, located 6 km west of the Falchani Lithium deposit in Peru. The initial exploration discovery drill hole intersected large-scale lithium mineralization with 222.5 metres averaging 1,560 ppm Li from 119.1 m downhole with a maximum 1 m interval sample of 2,668 ppm Li at 335 m. The Company continues to assess the results from this drill program and the metallurgical potential of the mineralization.

Management's Discussion and Analysis
  Refinement of TLC Flowsheet - On September 7, 2023, the Company announced results of ongoing process work on the TLC Project, which show an increase in lithium carbonate purity, higher extraction rates at lower leach temperatures, significant potential for lower acid consumption and potential for lower lithium losses during impurity removal. Further optimization work and process improvements are expected to enhance project returns.
  Published Maiden Environmental, Social and Governance ("ESG") Report - On August 31, 2023, the Company published its maiden ESG Report for the 2022 calendar year, prepared using Onyen Corporation's software and online platform.
  Development of Macusani Uranium internally - On July 17, 2023, the Company announced the decision to defer spin-out of its uranium asset and to advance the next phase of work within American Lithium.
  Intersects of highest-grade Lithium and Cesium Samples encountered to date at Falchani - On July 12, 2023, the Company announced assays of up to 5,645 ppm Lithium and up to 12,610 ppm Cesium.
  Accretive Strategic Transaction - On June 12, 2023, the Company completed a $5,360,000 strategic investment in Surge Battery Metals Inc. ("Surge") and received common shares and common share purchase warrants of Surge. Surge's primary asset is the Nevada North Lithium Project, for which Surge recently published a mineral resource estimate.
  TLC PEA Report - On March 20, 2023, the Company filed a maiden Preliminary Economic Assessment ("PEA") for the TLC Project which was completed by DRA Global and Stantec Consulting Services Inc. The PEA demonstrates strong economic potential for TLC including highlights on a lithium only base case: after-tax NPV8% $3.26 billion at $20,000/t LCE selling price; after-tax IRR of 27.5%; Operating Costs ("Opex") estimated at $7,443/t LCE.
  Commencement of TLC PFS - Also on March 20, 2023, the Company announced commencement of PFS with the appointment of DRA Global as lead engineer, and a 10-hole drill program to provide mineralized material for detailed metallurgical and pilot process plant testing.

Environmental, Social and Governance

The Company places a large emphasis on ESG matters, enhancing its protocols through the engagement of Onyen Corporation to assist with implementation of ESG best practices and systems to measure and monitor performance in these areas. In August 2023, the Company published its maiden ESG Report for the 2022 calendar year, which included the following highlights:

• Environmental Stewardship: Zero instances of non-compliance with environmental regulations.

• Ethics & Integrity: Anti-corruption training has been implemented for the Board of Directors and senior management.

• Human Rights and Diversity Policy: Commitments reference the Universal Declaration of Human Rights, the United Nations Guiding Principles, and international humanitarian law.

• Social Risk Management: Mechanisms in place through which early alerts are launched on risks identified for the continuity of operations, and to address concerns, requests, and claims.

The full report may be accessed via the following link, or from the Company's website: http://www.americanlithiumcorp.com/esg/

The Company continues to focus on environmental best practices and to prioritize community relations. The Company conducted the annual community Christmas food and gift package distribution and facilitated the semi-annual Mobile Medical and Dental Clinics in the local Andean communities near our Peruvian Projects in late 2022 and throughout 2023. Recently the Company has launched an initiative in conjunction with the Peruvian Army to fund and install solar / battery systems into homes in its communities to supply lighting and charging capabilities enabling radio, Wi-Fi, and mobile connectivity. The Company also assists the community with continuous support for local education (teachers' salaries and supplies) and health care (medical and health care support workers support).

Management's Discussion and Analysis

In Nevada, the Company maintains cultural liaison with representatives of all three tribal groups who are based around Tonopah. A cultural monitoring agreement is in place for pre-disturbance cultural surveys with one tribe, and the Company has engaged in early project consultation with two other nearby tribes. The Company once again is a sponsor the Nevada State Mining Championships held in Tonopah, NV in May 2024, and raised awareness of the Company and the TLC project through sponsorship and staffing of a booth at the AEMA conference in Reno in early December 2023. The Company continues an environmental reclamation and remediation study with researchers at the University of Nevada, Reno, on seed coatings to promote faster and more efficient floral remediation of disturbed lands in Nevada.

One health and safety incident, which involved a Company owned vehicle, occurred in April 2023. The tragic single vehicle accident near the Company's project site in Southern Peru resulted in the death of a passenger from the local community and injury to two Company employees. Peruvian authorities were informed and confirmed the incident as a motor vehicle accident. Peru-based management and staff have worked closely with all parties involved including the family, local community leaders and relevant authorities, and, in consultation with the victim's family, an educational endowment for youth in the local communities is being established to honour, and in remembrance of, the deceased.

Qualified Person and Technical Reports

The scientific and technical information contained in this MD&A has been reviewed and approved by Ted O'Connor, Executive Vice President of American Lithium, who is a Qualified Person as defined in National Instrument 43-101.

Certain scientific and technical information contained in this MD&A with respect to the following projects has been taken from their related technical reports as indicated below:

  TLC Project - "Tonopah Lithium Claims Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of January 31, 2023 and prepared by John Joseph Riordan, Valentine Eugene Coetzee, of DRA Pacific and Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of Stantec Consulting Inc.
  Falchani Lithium Project - "Falchani Lithium Project NI 43-101 Technical Report Preliminary Economic Assessment - Update" dated February 22, 2024, with an effective date of January 10, 2024, prepared by John Joseph Riordan, Aveshan Naidoo, David Alan Thompson of DRA Pacific and Derek J. Loveday and Mariea Kartick of Stantec Consulting Inc.; "Technical Report and Mineral Resource Estimate - Falchani Property, Carabaya Province, Department of Puno, South-Eastern Peru" dated December 14, 2023, with an effective date of October 31, 2023, prepared by Derek Loveday, P. Geo. and Mariea Kartick, P.Geo. of Stantec Consulting Services Inc.
  Macusani Uranium Project - "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" with an effective date of January 12, 2016 and prepared by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited.

The most recent technical reports for the TLC project and the Falchani Lithium Project can be viewed on the Company's SEDAR+ profile at www.sedarplus.ca. The Macusani Uranium Project's technical report can be found under the SEDAR+ profile of the Company's subsidiary, Plateau Energy Metals Inc.

Certain technical information in this MD&A refers to the results of PEA's prepared for the Projects. PEAs are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA's will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Management's Discussion and Analysis

Project development updates

The Company's plans are to continue to develop and de-risk the following projects:

TLC Project - Targeting the completion of a PFS in H1 2025

Bulk sample and exploration / expansion drilling has been completed at the TLC Project to provide additional metallurgical samples and evaluate / add additional higher grade target areas at the TLC Project, with an updated MRE also initiated. 10-15 tonnes of high-grade lithium claystone mineralization have been prepared from the bulk sample drilling and will be used as material for the detailed preconcentration and metallurgical testing required to further refine and enhance the TLC Flowsheet for its PFS and ahead of launching pilot operations.

Environmental and cultural work is ongoing ahead of the full mine permitting process which will be formally launched at TLC following finalization of the PFS. To this end, SRK Consulting (U.S.) Inc. of Elko, Nevada has been engaged to coordinate the preparation of a mine plan of Operations with the BLM and Nexus Environmental Consultants Inc. of Reno, Nevada has been engaged to complete biological baseline studies in support of the Mine Plan of Operations application.

Falchani Lithium Project - Targeting the completion of a PFS in H2 2024

EIA drilling has been completed with an updated MRE completed in October 2023, and filed on December 15, 2023. Following this filing, an updated PEA was completed (filed on February 23, 2024) incorporating the updated MRE, adding potential cesium and potassium by-products, with updated project economics including the latest lithium pricing. Both reports are key steps in the finalization of the Falchani Lithium Project PFS, expected in H2 2024. The Company also continues to optimize its flow sheet ahead of finalizing PFS.

Environmental work required for pre-feasibility, feasibility studies and ultimately mine permitting on the Falchani Lithium Project commenced in the fall of 2022 with the initiation of an EIA which includes detailed hydrological / hydrogeological studies focusing on the upper 150m below surface to investigate water table parameters. This program also enabled the recovery of core for resource expansion and reclassification and reclassification and formed part of the updated MRE completed by Stantec Consulting Inc. ("Stantec") in November 2023. The EIA drilling confirmed no water table issues at Falchani, and 4 piezometers were installed to monitor seasonal water flows. The EIA-sd for the Falchani Lithium Project has been submitted to MINEM. The EIA-sd provides a framework for approval of all major phases required to finalize the development of Falchani from mining reserve definition to completion of mine construction and when approved, provides authority to drill up to 420 drill platforms across the Falchani Lithium Project, with no additional permits required. It is anticipated that the full EIA will be complete following completion of PFS at Falchani.

In addition to the in-fill, expansion, and resource reclassification drilling undertaken at the Falchani Lithium Project, the Company also launched initial exploration / discovery drilling at two new lithium target areas at Quelcaya, approximately 6 -11 km west of the Falchani Lithium Project. The initial exploration discovery at Quelcaya was announced September 26, 2023, with thick, large-scale lithium mineralization averaging 1,560 ppm Li over 222.5 m and up to 2,668 ppm.

Macusani Uranium Project - Targeting the completion of an updated PEA in H2 2024

With the significant improvement noted in the uranium business environment and future outlook fostered by demand for clean energy, the Company will continuously monitor and determine its activities in the light of favourable developments.

Management's Discussion and Analysis

The flowsheet is at an advanced stage, and it is anticipated that piloting will commence in respect of the Macusani Uranium Project in 2024. In addition, with numerous in-fill and expansion targets identified, further drilling is planned during 2024 at Macusani to upgrade resource categories and expand the existing resource, pending the finalization of the necessary exploration permits. This will lead to an updated MRE. The Company has also commenced updating the historic PEA on the Macusani Project which will incorporate results of the latest pre-concentration, metallurgical and process improvements and update commodity pricing from the original US$50 per lb used in the historic PEA.

Properties - Background and Technical Reports

TLC Project - Nevada, USA

Since 2016, the Company has acquired, through a series of transactions, the control of unpatented lode mining claims in Nevada's Nye and Esmeralda counties and now controls a total of approximately 12,511 acres of contiguous land highly prospective for lithium and which comprise the TLC Project. The TLC Project has been under exploration and development by the Company since 2019. Lithium claystone mineralization is found consistently in near surface drilling and sampling across a >20 km2 area and is open to expansion primarily to the south and west sides of the project.

In addition, the Company has acquired agricultural lands with accompanying water rights to secure water for the project for the long term. The outright ownership of the subject properties will provide close to 2,500 acre-feet of combined water rights which should provide sufficient water for at least the initial phases of any future production at the TLC Project and a strong base for any future expansion phases. The water can be transported by buried pipeline to the project utilizing existing public access routes and also with the potential to be transferred throughout the basin, including to the TLC site, via intra-basin transfer.

The Company has also acquired the option and right of first refusal to purchase further agricultural lands with accompanying 1135 acre-feet of water.

A total of 26 diamond core holes and 16 Reverse Circulation ("RC") holes drilled in 2022 and 2023 will be added to an updated mineral resource block model and incorporated into an updated MRE, currently underway by Stantec geoscientists. Thick, high grade lithium intersections in drill holes outside of the current Measured Resource footprint should expand the MRE, particularly to the north-northeast (see: TLC Claim map with Drill Collar Locations, Resource Outline & select new drill holes, below).

Management's Discussion and Analysis

TLC Claim map with Drill Collar Locations, Resource Outline & select new drill holes

Nevada
Reno
TLC Project
Las Vegas
TLC-2321C
TLC-2240
TLC-2241
TLC-2242
TLC-2213C
TLC-2221C
TLC-2220C
TLC-2219C
TLC-2218C
4230000
4228000
4226000
4224000
4222000
4220000
4218000
472000
474000
476000
478000
Legend
TLC Property Boundary
West End Claims
2023 Core Drill Hole
2022 Core Drill Hole
2022 RC Drill Hole
2019-2022 Drill Holes
2022 Resource
Measured
Indicated
Inferred and Pit Crest
AMERICAN
LITHIUM
TLC Project
All Drill Holes
5,062.8 Ha / 12,510.6 Acres
0
1
2 km
Updated 2023/09/22. Datum: NAD83

Management's Discussion and Analysis

TLC Project Mineral Resource Estimate

The current mineral resource estimate was prepared by Stantec Consulting Ltd., effective October 6, 2022, utilizing a total of 82 drill holes comprising 39,062' (11,906 m) of combined RC, Sonic and diamond drilling from 2019 to 2022 drill campaigns. The Company has 42 diamond and RC drill holes yet to be included in the current resource estimate and has initiated an update to the resource with Stantec.

TLC Project Updated Lithium Mineral Resource Estimates (December 1, 2022)

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O
Measured
500	506	860	924	0.79	4.20	4.78
1000	203	345	1255	0.43	2.29	2.60
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.30
Measured +Indicated
500	1207	2052	809	1.66	8.83	10.04
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.30	1.60	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
  Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
  Totals may not represent the sum of the parts due to rounding.
  The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

TLC Project PEA

On February 1, 2023, the Company announced the results of a maiden PEA for the TLC Project. The PEA demonstrates that the TLC project has the potential to become a substantial, long-life producer of low-cost lithium carbonate with the potential to produce either battery grade LCE or lithium hydroxide ("LiOH"). The PEA base case envisions an initial 4.4 Million tonnes per annum ("Mtpa") processing throughput expanding to 8.8Mtpa. The PEA alternative case is identical, but with added production of high purity magnesium sulfate as a by-product over life of operations. Unless otherwise stated, all dollar figures are in US currency.

Management's Discussion and Analysis

TLC Project PEA - Highlights (Base Case - Ramp-up Production Li only production):

  Pre-tax NPV8%: $3.64 billion at $20,000/t LCE; After-tax NPV8%: $3.26 billion at $20,000/t LCE
  Pre-tax IRR: 28.8%; After-tax IRR: 27.5%
  PEA mine plan produces: 1.46 Mt LCE Life-of-Mine ("LOM") over 40 years
  Pre-tax initial capital payback period: 3.6 years; after-tax payback: 3.7 years**
  Average LOM annual pre-tax cash flow: $435 million; annual after-tax cash flow: $396 million
  Initial Capital Costs ("Capex"): $819 million
  Total Capex: $1,431 million; Sustaining Capital: $792 million
  Opex: $7,443/t LCE inclusive of power credits

** Payback is based on Phase 1 capital alone, with undiscounted cashflows

TLC Project PEA - Highlights (Alternate Case - Ramp-Up Production Li + Magnesium Sulfate production):

  Pre-tax NPV8%: $6.06 billion at $20,000/t LCE & $150/t MgSO4; After-tax NPV8%: $5.16 billion at $20,000/t LCE & $150/t MgSO4
  Pre-tax IRR: 38.6%; After-tax IRR: 36.0%
  PEA mine plan produces:1.46 Mt LCE and 64.9 Mt MgSO4 LOM over 40 years
  Pre-tax initial capital payback period: 2.6 years; after-tax payback: 2.8 years
  Average LOM pre-tax annual cash flow: $684 million; annual after-tax cash flow: $591 million
  Initial Capex: $827 million
  Total Capex: $1,439 million; Sustaining Capital: $763 million
  Opex: at $7,443/t LCE inclusive of power credits
  Opex: $817/t LCE, inclusive of power & MgSO4 credits

Refer to section "Qualified Person and Technical Reports" above in this MD&A for risks associated with PEAs.

TLC Project PEA - Mine Life & Production

  Simple truck and shovel open pit mining of the shallow resource underpins the scalable, long-life, lithium project producing approximately 24,000 tpa LCE over Years 1-6 once steady state production is achieved and expanding to 48,000 tpa LCE production for Years 7-19 when mining ceases. Rehandling of the >1,000 parts per million ("ppm") stockpile allows production to continue for Years 20-40.
  Average LOM Production of approximately 38,000 tpa LCE for 40 years.
  1,400 ppm feed material beneficiation increases the head grade to leaching to 2,000 ppm Li.
  LOM Strip Ratio (Waste:Ore) of 0.93:1 with a maximum final pit depth of ~325-350', well above the water table depth.

• Where possible, progressive reclamation of mining areas is planned along with in-pit back-filling of waste rock and filtered tailings.

  Sulfuric acid leaching using industry standard techniques and flowsheet produces high purity lithium carbonate to enable the production of battery grade LCE or LiOH.
    PEA study estimates that for an additional $100M (Installed) Capex, and $406/t LCE Opex, a final conversion and refining processing step will enable the production of battery grade LiOH; or
    End users have the flexibility of acquiring high purity LCE from TLC and converting it themselves to whichever product is required.
  Magnesium sulphate (monohydrate) is an increasingly important fertilizer add-on product with a large and growing global market. High-purity hydrated products (heptahydrate & Epsom salts) are used in the food, personal care, and water quality industries.

Management's Discussion and Analysis

TLC Project PEA - Key Highlights

Description	Units	Base Case	Alternate Case
LCE Selling Price	$/tonne	$20,000	$20,000
Life of Mine	years	40	40
Processing Rate P1 / P2[1]	ROM Mtpa	4.4 / 8.8	4.4 / 8.8
Average Throughput (LOM)	tpa	8,112,415	8,112,415
LCE Produced (average LOM)[1]	tpa	38,157	38,157
P1 LCE Production (steady state)	tpa	24,000	24,000
P2 LCE Production (steady state)	tpa	48,000	48,000
LCE Produced (total LOM)[1]	tonnes	1,462,913	1,462,913
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	7,443	817
MgSO4 Produced (average LOM)[1]	tpa	n/a	1,663,213
MgSO4 Selling Price	$/tonne	n/a	150
Gross Revenue incl. Power & MgSO4 Credits	$ B	29.7	39.4
CAPEX[3] P1	$ M	819	827
CAPEX[3] LOM	$ M	1,431	1,439
Sustaining Capital Costs (undiscounted)	$ M	792	763
Project Economics
Pre-tax:
NPV (8%)	U$ M	3,642	6,056
IRR	%	28.8	38.6
Initial Payback Period (undiscounted)	years	3.6	2.6
Average Annual Cash Flow (LOM)	$ M	435	684
Cumulative Cash Flow (undiscounted)	$ M	16,147	25,860
After-tax:[4]
NPV (8%) Post-Tax	$ M	3,261	5,157
IRR Post-Tax	%	27.5	36.0
Payback Period (undiscounted)	years	3.7	2.8
Average Annual Cash Flow (LOM)	$ M	396	591
Cumulative Cash Flow (undiscounted)	$ M	14,617	22,219

Notes:

1. Production: base case is 2 phases, 4.4Mtpa and 8.8Mtpa throughput; alternative case is identical, but with production of magnesium sulphate co-product over life of operations.

2. Includes all operating expenditures with credit for excess power and revenue from MgSO4 production as offset to Unit LCE Opex, the estimate is expected to fall within an accuracy level of ±30%.

3. Includes 10% contingency on process plant capital costs, 10% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

4. Tax calculation estimates were completed by Mining Tax Plan LLP, and include Federal Taxes, all Nevada State taxes and royalties and Nye County Property tax estimates, and available producer tax credits.

Management's Discussion and Analysis

TLC Project PEA - Sensitivities

The project is most sensitive to LCE price and process costs, but relatively far less sensitive to capital costs and mining costs, in descending order of affect (see Table 2, and Figures 1 and 2, below).

Sensitivity ($)/t	-30%	-20%	-10%	Base Case $20,000/t	10%	20%	30%
Pre-tax NPV8% (millions)	$1,243	$2,042	$2,842	$3,641	$4,441	$5,240	$6,040
Pre-tax IRR (%)	16.3	20.7	24.9	28.8	32.5	36.0	39.4

Figure 1 - Base Case Pre-Tax NPV8 Sensitivity Graph

Figure 2 - Base Case Pre-Tax IRR Sensitivity Graph

Management's Discussion and Analysis

Detailed Capital Cost Estimates:

Capital Costs	Phase 1	Phase 2	LOM
($ millions)
Mining (pre-strip and capital)	56.3	-	56.3
Processing plant - Direct costs	424.5	228.8	653.3
Processing plant/mine - Infrastructure	45.9	sustaining	45.9
Tailings & bulk infrastructure[1]	49.8	sustaining	49.8
Total Direct Costs	576.5	228.8	805.3
Total Indirect Costs (Process Plant)[2]	181.9	316.8	498.7
Contingency (Process Plant)10%	60.6	54.7	115.3
Closure Costs (captured in sustaining)	-	-	25
TOTAL - Li Only Base Case	819.0	600.3	1,431
Added Plant Capex for MgSO4 Production	23.8	23.8	47.6
TOTAL - Li + MgSO4 (includes tailings savings)	827.0		1,439
Sustaining Capital Costs - Li only	-	-	765.5
Sustaining Capital Costs - Li + MgSO4	-	-	735.9

1. Tailings built in phases and included in P1 capital cost estimate and sustaining capital for remaining LOM

2. Includes EPCM, spares, insurances, owners' team.

Management's Discussion and Analysis

Falchani Lithium Project - Puno, Peru

The Falchani Lithium Project consists of 1,090 km2 of mineral concessions in the Province of Carabaya, Department of Puno, in southeastern Peru (see map below).

Lithium exploration work including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. In addition, and as set out above, the Company was able to expand and reclassify the existing resource in Q4 2023 based on EIA drilling in 2022 and 2023. The Company is also targeting additional infill and extension drilling at Falchani with these results to be incorporated into Falchani's PFS. Furthermore, the Company has discovered a new area within the Quelcaya village, 6 kilometers west of the Falchani deposit. The discovery hole intersected lithium mineralization over 222.5 m in subvolcanic intrusive rocks averaging 1,560 ppm Li from 119.1 m downhole.

Management's Discussion and Analysis

Falchani and Quelcaya Project Location Map

A 10-hole hydrology diamond drill program that is part of the environmental work required for an Environmental Impact Assessment ("EIA") on the project which will provide the framework for, and be a key part of, the Mine Permitting Process was completed in September 2023 on the Falchani Lithium Project, led by SRK Peru. No groundwater has been encountered in any of the EIA drill holes.

Additional exploration and development work has been planned to support further extension/in-fill drilling at the Falchani Lithium Project should this prove necessary / desirable and would commence following approval of the EIA-sd filed in November 2023 with the Peruvian authorities and currently expected during 2024. Local community acceptance and approvals have been granted and archeological and environmental sampling work has been concluded.

Falchani Lithium Project PEA

An updated MRE was completed by Stantec Consulting Services Inc. and announced October 31, 2023, expanding the contained lithium resources in the Measured & Indicated categories by 476%. The Falchani Lithium Project resource is comprised primarily of three zones, namely the upper breccia unit ("UBX"), lithium-rich tuff unit ("LRT") and lower breccia unit ("LBX"), in order of stratigraphy. A lower grade Li-rich subvolcanic intrusion (Coarse Felsic Intrusion) forms the basement to the Falchani volcanic stratigraphy, and contributes to the overall MRE Inferred category.

Using the updated MRE completed by Stantec (filed December 15, 2023), an updated PEA was completed by DRA Global and filed on February 23, 2024, demonstrating that the Falchani Lithium Project has the potential to become a substantial, low-cost, long-life producer of high purity lithium carbonate with the potential to also produce SOP and Cesium Sulfate ("CsS" or "Cs2SO4") by-products alongside LCE. Key highlights and figures of the updated PEA can be found below.

The Falchani Lithium Project's updated MRE and updated PEA both include the Falchani and Ocacasa 4 concessions based on the most recent legal decision confirming the Company's ownership of all concessions. However, please refer to the "Cautionary Note Regarding Concessions" section in this MD&A.

Management's Discussion and Analysis

The PEA base case envisions an initial 1.5 Mtpa processing throughput (Years 1-5), expanding to 3.0 Mtpa (Years 6-10) and ultimately ramping up to 6.0 Mtpa (Years 11-43) with 32 years of mining followed by 11 years of stockpile processing. The PEA alternative processing case is identical, but with added production of high purity SOP and Cs2SO4 as by-products from Years 6-43 alongside the initial expansion. Unless otherwise stated, all dollar figures are in US currency.

Falchani Lithium Project PEA - Highlights (Base Case - Li only production):

  Pre-tax NPV8%: $8.41 billion at $22,500/tonne ("t") LCE; After-tax NPV8%: $5.11 billion at $22,500/t LCE
  Pre-tax IRR: 40.7%; After-tax IRR: 32.0%
  Pre-tax initial capital payback period: 2.5 years; After-tax payback: 3.0 years
  Average LOM annual pre-tax cash flow: $1,003 million; Annual after-tax cash flow: $628 million
  Initial Capex: $681 million
  Total Capex (Phases 1, 2 & 3): $2,565 million; Sustaining Capital: $236 million
  Opex: $5,092/t LCE
  PEA mine plan produces: 2.64 Mt LCE LOM over 43 years
    Phase 1: 23,000 tpa LCE; Phase 2: 45,000 tpa; and Phase 3: 84,000 tpa

Falchani Lithium Project PEA Highlights (Alternate Case - Li-only in Phase 1; SOP + Cs2SO4 added from Phase 2):

  Identical LCE production scenario, but with added average production of 81,556 tpa of SOP and 3,796 tpa of CsS from Years 6-43;
  Pre-tax NPV8%:$9.25 billion at $22,500/t LCE, $1,000/t SOP & $58,000/t Cs2SO4; After-tax NPV8%: $5.59 billion at $22,500/t LCE, $1,000/t SOP & $58,000/t Cs2SO4
  Pre-tax IRR: 38.5%; After-tax IRR: 29.9%
  Pre-tax initial capital payback period: 2.5 years; after-tax payback: 3.0 years
  Average LOM pre-tax annual cash flow: $1,211 million; annual after-tax cash flow: $758 million
  Initial Capex: $681 million
  Total Capex: $3,466 million; Sustaining Capital: $260 million
  Opex: $5,705/t LCE (for all products)
  Opex: $1,361/t LCE, inclusive of SOP & Cs2SO4 credits
  PEA mine plan produces: 2.64 Mt LCE and 3.19 Mt SOP and 147,000t Cs2SO4 LOM over 43 years

Falchani Lithium Project PEA - Mine Life & Production

  Simple drill, blast, truck and shovel open pit mining of the near-surface, high-grade (>2,700 ppm Li) resource.
  Mining ceases at the end of year 32 and rehandling of the <2,700 ppm Li stockpile allows production to continue for Years 33-43.
  Average LOM Production of approximately 61,400 tpa of 99.5% LCE for 43 years.
  LOM Strip Ratio (Waste:Ore) of 0.60:1 after accounting for processed stockpile material
  Sulfuric acid leaching using industry standard techniques and flowsheet produces high purity lithium carbonate to enable the production of battery grade LCE.
  SOP is an important fertilizer product for specialty crops, especially those grown in Peru (ex. avocado, blueberries, grapes & coffee) with a decent, and growing global market. SOP production from Falchani has the potential to satisfy Peru's domestic needs with additional export possibility.
  Cesium is used in high-pressure, high-temperature offshore oil and gas drilling and is used in infrared detectors, optics, photoelectrical cells, scintillation counters and spectrometers. Isotopes of cesium are atomic clocks necessary for aircraft guidance systems, global positioning satellites, and internet and cell phone applications. Cesium sulfate produced at Falchani can be further refined by third parties into desired end-products.

Management's Discussion and Analysis

Falchani Lithium Project - Key Highlights

Description	Units	Base Case	Alternate Case
LCE Selling Price	$/tonne	$22,500	$22,500
Life of Mine	years	43	43
Processing Rate P1 / P2 / P3[1]	ROM Mtpa	1.5/3.0/6.0	1.5/3.0/6.0
Average Throughput (LOM)	tpa	4,946,898	4,946,898
LCE Produced (average LOM)[1]	tpa	61,400	61,400
P1 LCE Production (steady state)	tpa	23,000	23,000
P2 LCE Production (steady state)	tpa	45,000	45,000
P3 LCE Production (steady state)	tpa	84,000	84,000
LCE Produced (total LOM)[1]	tonnes	2,639,610	2,639,610
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	5,092	1,361
SOP Produced (average LOM)[1]	tpa	n/a	81,556
SOP Selling Price	$/tonne	n/a	1,000
Cs2SO4 Produced (average LOM)[1]	tpa	n/a	3,796
Cs2SO4 Selling Price	$/tonne	n/a	58,000
Capital Cost (CAPEX)[3] P1	$ M	681	681
Capital Cost (CAPEX)[3] LOM	$ M	2,565	3,466
Sustaining Capital Costs (undiscounted)	$ M	236	260
Project Economics
Pre-tax:
Net Present Value (NPV) (8%)	U$ M	8,411	9,251
Internal Rate of Return (IRR)%		40.7	38.5
Initial Payback Period (undiscounted)	years	2.5	3.0
Average Annual Cash Flow (LOM)	$ M	1,003	1,211
Cumulative Cash Flow (undiscounted)	$ M	43,150	52,072
After-tax:[4]
Net Present Value (NPV)8%) Post-Tax	$ M	5,109	5,585
Internal Rate of Return (IRR) Post-Tax	%	32.0	29.9
Payback Period (undiscounted)	years	3.0	3.0
Average Annual Cash Flow (LOM)	$ M	628	758
Cumulative Cash Flow (undiscounted)	$ M	27,011	32,597

Notes:

1. Production: base case is 3 phases, 1.5Mtpa, 3.0Mtpa and 6.0Mtpa throughput; alternative case is identical with production of Li-only in Phase 1, but with SOP and CsS co-products from Phase 2 expansion onward (Years 6-43).

2. Includes all operating expenditures with credit for SOP and CsS production as offset to Unit LCE Opex, the estimate is expected to fall within an accuracy level of ±30%.

3. Includes 10% contingency on process plant capital costs, 10% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

4. Tax calculation estimates consider all current applicable taxes and include: Depreciation; Workers' Participation Tax; Mining Pension Fund; Modified Mining Royalty Tax; and Federal Income Taxes.

Refer to section "Qualified Person and Technical Reports" above in this MD&A for risks associated with PEAs.

Management's Discussion and Analysis

Falchani Lithium Project PEA - Sensitivities

The NPV for the project is most sensitive to LCE/metal selling price, but relatively far less sensitive to operating costs, capital costs and mining costs, in descending order of affect. IRR is most sensitive to capital costs and LCE/metal selling price (Figures 1 and 2, below).

Figure 1 - Base Case Post-Tax NPV8 Sensitivity Graph

Figure 2 - Base Case Post-Tax IRR Sensitivity Graph

Management's Discussion and Analysis

Falchani Lithium Project - Mining

Based on the analysis completed by DRA Global, the Falchani Lithium Project is highly amenable for development by conventional open pit, drill-blast, truck and shovel operation. The Base Case and Alternative Case have identical LOM production plans and schedules.

Falchani Lithium Project - Mining/Processing Rates

Parameter	Unit	Value
Production Life	Years	43 (includes 2-year production ramp up)[1]
Material mined	Mt	339.7
ROM head grade to leach (Years 1-32)	ppm Li	3,382
ROM head grade to leach (Years 33-43)	ppm Li	1,841
Recovered LCE	LOM Mt	2.63
Waste	LOM Mt	127.0
Total Mineralized Material throughput	LOM Mt	212.7
Strip Ratio (LOM)	(tw:to)	0.60

1. 2 years construction, including 1 year Capitalized pre-production mining; 2-year production ramp-up with 75% nameplate in Year 2.

Falchani Lithium Project - Detailed Capital Cost Estimates:

Capital Costs	Phase 1	Phase 2	Phase 3	LOM
($ millions)
Mining (pre-strip and capital)	10.3	10.3	20.6	41.2
Processing plant - Direct costs	399.9	359.9	720.5	1480.3
Processing plant/mine - Infrastructure	36.3	32.7	65.5	134.5
Bulk infrastructure[1]	35.1	17.6	35.2	87.9
Tailings[2]	29.2	-	127.4	156.6
Total Direct Costs	510.8	420.5	969.1	1900.4
Total Indirect Costs (Process Plant)[2]	109.7	98.7	197.4	405.8
Contingency (Process Plant)11%	60.1	54.1	108.2	222.4
Closure Costs (captured in sustaining)	-	-	-	36
TOTAL - Li Only Base Case	680.6	573.3	1274.7	2,565
Added Plant Capex for Cs2SO4 + SOP	-	417	395	812
Added Contingency for Cs2SO4 + SOP	-	45.9	43.5	89.4
TOTAL - Li + Cs2SO4 + SOP	680.6	1,036.3	1713.2	3,466
Sustaining Capital Costs - Li only	-	-	-	235.6
Sustaining Capital Costs - Li + Cs2SO4 + SOP	-	-	-	259.9

1. Tailings built in phases and included in P1 capital cost estimate and sustaining capital for remaining LOM

2. Includes EPCM, spares, insurances, owners' team.

Management's Discussion and Analysis

Falchani Lithium Project - Mineral Resource Estimate

The PEA has considered mining pit shells based on optimization using an internal cutoff of >2,700 ppm Li based on the latest MRE data and technical report.

The mineral resource estimate for the Falchani Lithium Project, effective October 31, 2023, are reported at various cutoff grades, but the 600 ppm Li economic cut-off grade was considered applicable. The MRE results are as follows:

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)			Cs	K	Rb
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O	(ppm)	(%)	ppm
Measured
600	29	69	2792	0.19	1.01	1.15	631	2.74	1171
1000	27	65	2915	0.19	1.01	1.15	647	2.71	1208
1200	25	61	3142	0.18	0.96	1.09	616	2.74	1228
Indicated
600	156	378	2251	0.85	4.52	5.14	1039	2.92	1055
1000	136	327	2472	0.81	4.31	4.9	1095	2.87	1104
1200	129	310	2549	0.79	4.20	4.78	1069	2.86	1146
Measured +Indicated
600	185	447	2327	1.04	5.53	6.29	976	2.90	1072
1000	163	392	2551	1.00	5.32	6.05	1021	2.84	1121
1200	154	371	2615	0.97	5.16	5.87	1009	2.84	1130
Inferred
600	198	506	1481	0.75	3.99	4.54	778	3.31	736
1000	138	348	1785	0.6	3.3	3.75	886	3.18	796
1200	110	276	1961	0.54	2.87	3.27	942	3.10	850
  CIM definitions are followed for classification of Mineral Resource.
  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 80%, fixed density of 2.40 g/cm3 for the mineralized Upper Breccia, Lithium Rich Tuff and Lower Breccia Geological Units and a fixed density of 2.70 g/cm3 for the mineralized Coarse Felsic Intrusion.
  Tonnes are Metric
  Conversions: Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
  Totals may not represent the sum of the parts due to rounding.
  The Mineral Resource estimate has been prepared by Mariea Kartik, P. Geo., and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The effective date of the Mineral Resource Estimate is October 30,2023. There is no certainty that any mineral resource will be converted into mineral reserve.

The mineral resource estimates are based on 12,317 m from 67 drill holes from 35 Platforms (2017 to 2023). Sampling was carried out at sampling intervals of between 0.5m and 1.0m. Samples used throughout the estimation process were composited to a downhole length of 2.5m (see Figure: Falchani Lithium Project Mineral Classification and Drill Platform Location Map, below).

Management's Discussion and Analysis

Falchani Lithium Project Mineral Classification and Drill Platform Location Map

Falchani Lithium Project - Environmental

A baseline environmental study (the "Baseline Study") undertaken by ACOMISA, a Lima-based environmental consulting company, and continued in collaboration with Anddes Asociados S.A.C. is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the relevant areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies.

Management's Discussion and Analysis

The Company has also subsequently completed and submitted the semi-detailed EIA, covering the project, building on the Environmental Baseline Study. The environmental work required for the PFS on the Falchani Lithium project was led by SRK Peru, and includes detailed hydrological / hydrogeological studies focusing on investigating water table parameters within the upper 120-150 m below surface. The Company anticipates approval of the semi-detailed EIA shortly and the full EIA following completion of PFS.

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance ("Archaeological Area of Interest"). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Macusani Uranium Project - Puno, Peru

The Macusani Uranium Project is one of the largest undeveloped uranium projects in the world containing significant measured, indicated, and inferred uranium resources. Located approximately 25 kilometres away from the Company's Falchani Lithium Project, the Macusani Uranium Project is proximal to excellent infrastructure and although it boasts a large NI-43101 resource and robust PEA, includes a significantly under explored land package. Planned near-term activities include the launch of a pilot operation to provide final validation of the flow sheet as well as to produce yellowcake for evaluation by interested strategic parties. A planned major expansion and infill drilling program to expand and reclassify the large historical resource will follow upon receipt of final drill permits. In addition, the Company is currently updating the historic PEA on Macusani for recent work, including on preconcentration, tank leaching vs heap leaching and updating the US$50 commodity pricing for current market pricing.

Macusani Uranium Project - PEA

On February 10, 2016, Plateau filed an updated PEA. The PEA was completed by UK based, mining engineering consultants Wardell Armstrong International and GBM Minerals Engineering Consultants Limited and contains a detailed base case which contemplates the construction of a conventional open pit mining operation, with a minor supplemental high-grade underground component feeding a centralized processing facility.

Six complexes covering multiple concessions contain mineral resources, four complexes are included in the Macusani Uranium Project PEA filed under Plateau's profile on SEDAR+ at www.sedarplus.ca. Of these four complexes, three have portions of the mineral resources on concessions that have been subject to dispute and these have been protected by judicial rulings restoring concession title, rights, and validity to the Company. (Refer to "Cautionary Note Regarding Concessions" section in this MD&A which contain details on judicial processes relating to 32 of the Company's concessions).

Processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization commenced in August 2020 with encouraging results released March 30, 2021. The work utilized mineralization from 3 main deposits, with successful upgrading from all deposits tested. Uranium preferentially reports to the fine fraction with an upgrade factor of 2.3 in 30-35% of original mass. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher-grade feed material should positively impact the PEA Capital Costs with a smaller plant footprint and PEA operating costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit.

Management's Discussion and Analysis

Environmental

Within the Macusani Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with environmental and archaeological professionals, local communities, and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Project and proposed future infrastructure for operations currently do not directly affect any such sites, and as such are not impacted by them.

In order to protect these sites of cultural interest and with the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company's team initiated and is still on-going. Desktop work is completed, and on-site work resumed in July 2022. Archeological study results will be submitted to the Peruvian Ministry of Culture following this final dry season field study.

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, it will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a preserving solution should be found. It is positive to see the government proactively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company's projects.

Macusani Project Exploration and Development Work

Surface mapping, sampling and prospecting work for future target generation has continued while awaiting drill permits. Exploration and resource expansion/extension drilling is expected to commence upon receipt of permitting approvals, expected in H2 2024. An update of the existing Macusani PEA based on the historical MRE and including pre-concentration and tank leach processing improvements should be completed in H2 2024 following which PFS work will commence. As previously announced, the Company has had success in pre concentrating / upgrading Macusani uranium mineralization with the potential to significantly improve the already robust economics of the existing PEA and to increase the resources included in the existing PEA. The latest PEA Technical Report is out of date; however, it should be noted that uranium prices have rebounded over the past 12 months and are now above $85/lb and forecast to be well above the $50/lb U3O8 pricing used in the January 2016 PEA. This, coupled with potential process enhancements, is expected to more than cover potential increased reagent prices, costs, and capital cost inflation. The Company also currently intends to launch pilot operations in respect of the Macusani flowsheet in later 2024.

Management's Discussion and Analysis

Macusani Project Location Map with new target areas

Cautionary Note Regarding Concessions

32 of the 174 Falchani Lithium and Macusani Uranium project concessions now held through the Company's subsidiary Macusani Yellowcake S.A.C. have been subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual concessions validity payments. On November 15, 2023 the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions, which clearly established that Macusani is the rightful owner of these concessions. On December 29, 2023 the Company announced that INGEMMET and MINEM have petitioned the Supreme Court to assume jurisdiction in a final attempt to reverse the ruling. If the petition is successful, Macusani's title to the 32 concessions could be revoked. The Company believes that there are no grounds for the Supreme Court to assume jurisdiction and that the petitions should be rejected immediately and thus mark the end of the case, and accordingly will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

Management's Discussion and Analysis

Outlook

The Company continues to believe that the growing demand for lithium-ion batteries will continue to drive demand for lithium products and that the domestic market for lithium products will be under supplied for many years to come. The uranium market is equally compelling with persistent supply/demand imbalance, improving price environment and continuing steady demand growth. These developments position the Company well should the Company be able to raise the required capital to continue its exploration and development efforts with the goal of successfully developing commercially viable lithium and uranium deposits.

With large lithium and uranium resources, strategically located in Nevada and Peru, and with recent successful development work on all its projects, the Company believes that it is well positioned to benefit from growing demand for sustainable, domestically sourced supplies of lithium and the need for clean/green baseload energy that can only be answered with nuclear energy as a large part of the Global energy mix.

Selected Annual Information

The financial information presented below for the current and comparative periods was derived from the consolidated financial statements prepared in accordance with IFRS.

	Year ended
	February 29,	February 28,	February 28,
	2024	2023	2022
	$	$	$
Net loss for the year	(39,904,090)	(35,666,542)	(23,546,760)
Other comprehensive loss	(39,883,230)	(34,985,004)	(23,697,875)
Total assets	173,594,831	194,280,141	193,493,125
Non-current liabilities	1,130,763	151,308	828,237
Basic and diluted loss per share	(0.19)	(0.17)	(0.13)
Other items	342,357	1,778,616	114,906

Management's Discussion and Analysis

Summary of Quarterly Results

The following table sets out selected quarterly financial information for each of the eight most recently completed quarters. The financial information has been reported in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated. The Company has not yet earned revenue from any of its mineral properties.

Previously, the Company's net losses were primarily impacted by exploration and evaluation expenditures and share-based compensation. Since the period ending August 31, 2023, net losses have also been impacted by the Company's strategic investment in Surge and the associated equity pick-up and dilution losses recorded by the Company.

		February 29,		November 30,		August 31,		May 31,
		2024		2023		2023		2023
		$		$		$		$
Net loss for the period		(7,013,108)		(11,184,352)		(10,581,005)		(11,125,625)
Comprehensive loss for the period		(7,011,816)		(11,169,972)		(10,579,027)		(11,122,415)
Basic and diluted loss per share		(0.03)		(0.05)		(0.05)		(0.05)
Other Items		373,173		(2,434,382)		1,962,747		440,819

		February 28,		November 30,		August 31,		May 31,
		2023		2022		2022		2022
	$		$		$		$
Net loss for the period		(10,191,240)		(5,508,459)		(11,043,199)		(8,923,644)
Comprehensive loss for the period		(9,845,287)		(5,436,973)		(10,709,964)		(8,992,780)
Basic and diluted loss per share		(0.05)		(0.03)		(0.05)		(0.04)
Other Items		407,380		1,074,407		188,889		107,940

Management's Discussion and Analysis

Variances can be explained as follows:

  For the quarter ended February 29, 2024, net losses decreased over the prior quarter due mainly to a reduction of exploration activity on the Company's properties for a total spend of $1,283,713 and a recognition of share-based compensation for $3,570,571.
  For the quarter ended November 30, 2023, the higher net loss compared to August 31, 2023 is related to a combined loss on short-term investment of $1,916,008, including a deferred gain recognition, and a combined share of net loss and dilution loss of $734,426 related to the equity investment in Surge; partly offset by decreased expenses on exploration and evaluation ($2,407,547), marketing ($867,862) and share-based compensation ($464,155).
  For the quarter ended August 31, 2023, net losses are primarily related to exploration and evaluation expenditures of $5,394,032 and share-based compensation of $4,104,968.
  For the quarter ended May 31, 2023, net losses are primarily related to exploration and evaluation expenditures of $4,735,199 and share-based compensation of $4,677,327.
  For the quarter ended February 28, 2023, net losses are primarily related to exploration and evaluation expenditures of $4,193,511 and share-based compensation of $4,237,870.
  For the quarter ended November 30, 2022, net losses were at a reduced level primarily due to a reduction in exploration and evaluation expenditures of $2,370,755 and share-based compensation of $2,071,572.
  For the quarter ended August 31, 2022, net losses are related to exploration and evaluation expenditures of $4,879,673, share-based compensation of $2,802,987, and professional fees of $1,031,005.
  For the quarter ended May 31, 2022, net losses are primarily related to exploration and evaluation expenditures of $4,151,536 and share-based compensation of $3,450,754.

Results of Operations

The table below details the significant changes in administrative expenditures for the three months ended February 29, 2024, as compared to the corresponding three months ended February 28, 2023:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Decrease of $2,909,798	Reduced exploration activity during the current period in conjunction with the comparative period containing costs related to the release of the TLC project's current MRE and PEA.
Management and directors fees	Decrease of $248,167	The comparative prior period contained executive incentive payouts whereas, there were no incentive payouts in the current period.
Professional fees	Decrease of $377,045	Decreased due to the prior year containing legal fees incurred for an Ontario Securities Commission ("OSC") settlement.
Share-based compensation	Decrease of $667,299	Decreased due to the majority of previously granted stock options being fully vested, partly offset by an increasing number of RSU and PSU units being subject to graded vesting.

Management's Discussion and Analysis

The table below details the significant changes in administrative expenditures for the year ended February 29, 2024, as compared to the corresponding year ended February 28, 2023:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Decrease of $1,196,046	Decreased as the Company's exploration activity on its projects reduced towards the end of the fiscal year.
Insurance	Increase of $1,165,407	Increased due to an increase in the premium for the Company's directors and officers insurance policy which is being amortized over the term of the policy.
Marketing	Increase of $1,343,492	Increased due to an increased focus on shareholder engagement.
Professional fees	Decrease of $1,127,385	Decreased in the current period as the prior year contained legal fees incurred for an OSC settlement and preparatory costs related to the Company's NASDAQ listing.
Regulatory and transfer agent fees	Decrease of $997,481	Decreased in the current period as the prior year contained costs related to an OSC settlement.
Share-based compensation	Increase of $3,430,496	Increased due to an increase in the number of share options, RSUs, and PSUs being subject to graded vesting in the current year as compared to the comparative period.

In addition to the above, the Company incurred the following for the three months and year ended February 29, 2024 as compared to the corresponding three months and year ended February 28, 2023:

  Incurred a gain on short-term investment of $280,060 and $nil, respectively, in relation to the Surge common share purchase warrants held by the Company.
  Interest and miscellaneous income increased by $172,475 and $407,380, respectively, primarily due to an increase in interest rates the Company was able to obtain on its deposit certificates.
  The prior year also included an expense recovery of $888,741 related to the proceeds of an insurance claim for an OSC settlement.

Management's Discussion and Analysis

Cash Flows

Net cash used in operating activities for the three months ended February 29, 2024, was $4,874,084 (February 28, 2023 - $7,699,258). The cash used consisted primarily of exploration and evaluation expenditures of $1,283,713 (February 28, 2023 - $4,193,511) and corporate overhead expenditures net of non-cash expenditures and a net change in non-cash working capital.

Net cash used in operating activities for the year ended February 29, 2024, was $23,229,258 (February 28, 2023 - $24,401,606). The cash used consisted primarily of exploration and evaluation expenditures of $14,399,429 (February 28, 2023 - $15,595,475) and corporate overhead expenditures net of non-cash expenditures and a net change in non-cash working capital.

During the three months ended February 29, 2024, cash provided by investing activities was $3,710,051 (February 28, 2023 - net cash used in investing activities of $8,502,735). Cash movements were mainly the result of investments and redemptions of guaranteed investment certificates ("GICs") and equipment purchases in Peru.

During the year ended February 29, 2024, cash provided by investing activities was $22,256,852 (February 28, 2023 - net cash provided by investing activities of $3,170,125). Cash was mainly received from the redemption of GICs partly offset by GIC purchases, the strategic investment in Surge and equipment purchases in Peru.

During the three months ended February 29, 2024, cash used in financing activities was $20,413 (three months ended February 28, 2023 - cash provided by financing activities of $10,925,173). During the prior period, total cash of $13,078,736 was received from the exercises of stock options and warrants.

During the year ended February 29, 2024, cash provided by financing activities was $758,151 (February 28, 2023 - $12,791,052). The Company received proceeds of $801,908 (February 28, 2023 - $4,583,392) in connection with the exercise of stock options and $46,021 (February 28, 2023 - $9,343,053) in connection with the exercise of warrants. Additionally, during the prior year the Company repaid long-term debt of $1,051,075.

The Company's cash decreased by $96,350 from $11,985,766 at February 28, 2023 to $11,889,416 at February 29, 2024, and encashments during the year reduced the value of GIC's by $28,636,414. In part the reduction in cash and GIC's is offset by an investment of $5,360,000 to acquire shares and warrants of Surge.

Liquidity and Capital Resources

The Company has no revenue-generating operations from which it can internally generate funds and therefore has been incurring losses since inception. The Company has financed its operations and met its capital requirements primarily through private placement financings and the subsequent exercise of share purchase warrants issued in connection with such private placements and the exercise of stock options. The Company expects that it will continue to operate at a loss for the foreseeable future and will require additional financing to fund the development of its existing properties and the acquisition of potential resource properties.

As at February 29, 2024, the Company had working capital of $16,323,474 (February 28, 2023 - $41,394,150). During the year ended February 29, 2024 the Company's cash and GIC positions decreased $28,636,414. Exploration and operating expenditures plus the $5,360,000 strategic investment in Surge were effected through net redemptions of GICs.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Management's Discussion and Analysis

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	Three months ended			Year ended
	February 29,	February 28,	February 29,	February 28,
	2024	2023	2024	2023
	$	$	$	$
Exploration and evaluation expenditures	-	-	-	254,242
Management fees	516,750	764,917	2,067,000	1,987,584
Share-based compensation	2,450,982	2,243,124	10,818,516	6,662,194
	2,967,732	3,008,041	12,885,516	8,904,020

As at February 29, 2024, the Company owed $24,725 (February 28, 2023 - $4,608) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses which is included in accounts payable and accrued liabilities.

Transactions with Surge, which is deemed to be a related party, have been disclosed in note 6 of the Company's annual consolidated financial statements for the years ended February 29, 2024 and February 28, 2023.

These transactions were in the normal course of operations.

Material Accounting Policy Information

Investment in associate

The Company accounts for its strategic investment in Surge, over which it has significant influence, as an investment in associate using the equity method, whereby the investment is initially recorded at cost, and subsequently adjusted to recognize the Company's share of earnings or losses from the associated company. The consolidated statements of loss and comprehensive loss reflect the share of the net loss of the associated company from the acquisition date forward. Changes in the Company's interest in its associated company resulting in dilution gains or losses, are recognized in the consolidated statements of loss and comprehensive loss.

The Company determines whether any objective evidence of impairment exists at each reporting date. If impaired, the carrying value of the investment is written down to its recoverable amount.

An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of loss and comprehensive loss.

Management's Discussion and Analysis

Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective for annual periods beginning on or after January 1, 2023. The nature and impact of the standard on the Company's consolidated annual audited financial statements is indicated below.

In February 2021, the IASB issued Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). IAS 1 is amended to require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy and clarify that information may be material because of its nature, even if the related amounts are immaterial. These amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, and have not had a material impact on the Company's annual consolidated financial statements.

Change in accounting policy for expiry of share-based payment arrangements and warrants

The Company previously had an accounting policy to reclassify to deficit any balance in reserves upon the expiry of share-based awards or warrants under a view that IFRS 2 does not preclude an entity from recognizing a transfer within equity (from one component to another) in the event of an expiration; however, IFRS 2 does not mandatorily require the Company to perform such reclassifications. The Company has determined not to reclassify reserves to deficit upon expiry for all share-based awards or warrants as management believes that the expiry of a fully vested equity instrument does not result in a gain to the entity and is more accurately reflected outside of deficit. Additionally, upon examining other accounting frameworks, specifically United States generally accepted accounting principles, a movement within equity for expired share-based awards is not permitted and further supports the Company's decision to no longer reclassify reserves to deficit.

As a result, in the current period, the Company has changed its existing policy for the expiry of share-based payments or warrants and will no longer reclassify such reserves to deficit upon expiry. The consolidated equity is not modified by this change in presentation. As per IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. As a result of the restatement, the deficit no longer includes the effects arising from the expiry of share-based payment awards which have been reclassified to reserves amounting to $1,157,471 during the year ending February 28, 2023 and $2,318,600 cumulatively to February 28, 2022.

Change in accounting estimates for property and equipment

During the year ended February 29, 2024, The Company changed certain estimates over the depreciation of property and equipment on a prospective basis. Effective March 1, 2023, the Company's furniture and equipment are being depreciated on a straight-line basis (formerly 20% declining balance) and computer equipment is being depreciated on a straight-line basis (formerly 55% declining balance).

Accounting pronouncements not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows.

The Company has performed an assessment of new standards issued by the IASB that are not yet effective and has determined that any other standards that have been issued would have no or very minimal impact on the Company's annual consolidated financial statements.

Management's Discussion and Analysis

Judgements and estimates

The preparation of annual consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and contingent liabilities as at the date of the annual consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The results of estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The key areas of judgement and estimation impacting these consolidated financial statements are as follows:

Carrying value of exploration and evaluation assets

The Company's exploration and evaluation assets represent its most significant asset in the statement of financial position. The Company's management applies its judgement, using facts and circumstances available at the time, to determine whether the exploration and evaluation asset value may be realized. For each of its projects, the Company reviews its right to the claims/concessions, future plans and exploration or development progress to determine if it should test the respective projects for impairment. There is significant judgement involved in determining if a project shows impairment indicators that may impact the carrying value of exploration and evaluation assets.

Valuation of share-based compensation awards

Stock options are valued using the Black-Scholes option pricing model with inputs that can significantly impact the calculated value. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Valuation of common shares and common share purchase warrants received from investment in Surge Battery Metals Inc.

The Company's investment in Surge required the use of the Black-Scholes option pricing model to determine the discount for lack of marketability applied to the initial value of the Surge common shares and to value the Surge common share purchase warrants. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Determination of significant influence

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company's control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. As at February 29, 2024, the Company determined it has significant influence in Surge.

Management's Discussion and Analysis

Financial Instruments and Risk Management

Fair value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, GICs, a short-term investment, amounts receivable, deposits, reclamation deposits, accounts payable and accrued liabilities and lease liabilities. As at February 29, 2024, the Company classifies its short-term investment as FVTPL and its remaining financial assets at amortized cost. For financial instruments at amortized cost, their carrying values approximate their fair values because of their current nature. The carrying value of the Company's lease liability is measured at the present value of the discounted future cash flows.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3 - Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. The Company's Surge Warrants (short-term investment) are classified under Level 3.

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, GICs and amounts receivable. The cash and cash equivalents and GICs are held at Canadian financial institutions and the Company considers the credit risk to be minimal. The Company's amounts receivable balance primarily consists of good and sales taxes receivables from the Government of Canada. As at February 29, 2024, the Company has gross credit exposure of $12,505,458.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they come due. The Company's financial liabilities are comprised of accounts payable and accrued liabilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Liquidity risk is assessed as low. As at February 29, 2024, the Company had a cash and cash equivalents balance of $11,889,416 to settle financial liabilities of $2,291,242. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at February 29, 2024, the Company had foreign currency net assets $2,658,651 in United States dollars, amounting to $3,607,789. A 10% fluctuation in the foreign exchange rate of foreign currencies against the Canadian dollar would result in a foreign exchange gain/loss of approximately $360,779.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Management's Discussion and Analysis

Price Risk

Price risk is the risk that assets or liabilities carried at fair value or future cash flows of a financial instrument will fluctuate because of changes in market conditions. As at February 29, 2024, the Company's maximum exposure to price risk on its short-term investment is $4,451,480.

During the year ended February 29, 2024, and the year ended February 28, 2023, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Outstanding Share Data

As at the date of this report:

a) Authorized: unlimited common shares without par value.

b) Issued and outstanding: 217,559,501 common shares, 10,722,016 stock options, 2,830,000 restricted share units and 2,000,000 performance share units.

c) Outstanding stock options and their respective exercise prices are below.

Number of options outstanding	Number of options exercisable	Exercise price	Expiry date
		$
200,000	200,000	0.25	04-Feb-25
1,729,167	1,729,167	1.28	17-Sep-25
51,515	51,515	1.03	09-Dec-25
5,758,334	5,758,334	2.17	10-Jun-26
1,323,000	1,323,000	3.63	16-Feb-27
250,000	250,000	1.91	04-Jul-27
150,000	150,000	2.14	04-Oct-27
1,185,000	1,185,000	4.85	02-Feb-28
75,000	50,000	2.73	18-Jul-28
10,722,016	10,697,016

Internal controls over financial reporting

The Company’s management is responsible for designing and maintaining an adequate system of internal controls over financial reporting as required under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Management designed the internal control system based on the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). From this framework, an evaluation of the internal control system was completed, and management concluded that the system of internal controls over financial reporting was effective as at February 29, 2024.

Any internal control system, no matter how well designed, has inherent limitations. Therefore, internal controls can only provide reasonable assurance with respect to financial statement preparation and presentation.

There have not been any significant changes in the Company’s internal control over financial reporting during the year ended February 29, 2024 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Management's Discussion and Analysis

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the securities legislation. The Company’s management has concluded that the disclosure controls and procedures were effective as at February 29, 2024.

Any control system, no matter how well designed, has inherent limitations. Therefore, disclosure controls and procedures can only provide reasonable assurance with respect to timely disclosure of material information.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting mineral properties. Due to the nature of the Company's business and the present stage of exploration of its mineral properties (which are primarily early-stage exploration properties with no established reserves), there are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. Readers are advised to review and consider risk factors disclosed in the Annual Information Form for the fiscal year ended February 29, 2024 available under the Company's profile on SEDAR+ at www.sedarplus.ca.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or too metallurgically challenging to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Title to Property: The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company's interest in the property, including the Peru concessions. Refer to the Cautionary Note Regarding Concessions in this MD&A.

Potential conflicts of Interest: Certain of the Company's directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to managing other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Management's Discussion and Analysis

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and mining operations at its projects.

Mining Industry is Intensely Competitive: The Company's business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive, and the Company will compete with other companies that have far greater resources.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions, and delays in the activities of the Company, the extent of which cannot be predicted, and which may well be beyond the capacity of the Company to fund. The Company's right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Foreign Operations: The Company is exposed to risks of political instability and changes in government policies, laws and regulations in Peru. The Company holds mineral interests in the Republic of Peru that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Peru. Any changes in regulations (including, without limitation, the New Uranium Regulations) or shifts in political conditions are beyond the Company's control and may adversely affect the Company's business. New laws, regulations and requirements may be retroactive in their effect and implementation. The Company's operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company's operations may also be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, state-ownership of strategic resources, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation, and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising at the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Government authorities in emerging market countries often have a high degree of discretion and at times may appear to act selectively or arbitrarily, and sometimes in a manner that may not be in full accordance with the rule of law or that may be influenced by political or commercial considerations. Unlawful, selective, or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, and civil actions. Although unlawful, selective, or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company's business, results of operations, financial condition and future prospects.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

Management's Discussion and Analysis

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Estimates of Mineral Resources May Prove to Be Inaccurate: Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material changes in the quantity of resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Projects and the Company's financial condition and prospects.

PEA Results Are Preliminary in Nature: PEA's are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA's will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Government Regulation: The Company's business interests and operations are subject to the laws and regulations of the jurisdictions in which the Company operates. These laws and regulations are wide-ranging and oversee social license, exploration, development, taxes, employee labour standards, health and safety, environmental protection, human rights, anticorruption measures and matters related to later stage operating companies including but not limited to production, exports, waste disposal and tailings management, safe handling of toxic substances, water usage and greenhouse gases. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming, and rehabilitating a mine or other facilities. Introduction of new laws, amendments to current laws and regulations governing mining activities and operations or more stringent implementation or arbitrary interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production, and delay or prevent the development of the Company's projects. Regulatory enforcement, in the form of compliance or infraction notices, has occurred in the past and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Management's Discussion and Analysis

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Exploration and Development Activities Are Inherently Risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

Rights or Claims of Indigenous Groups: The Company's properties may be located in areas presently or previously inhabited or used by indigenous peoples and may be affected by evolving regulations regarding the rights of indigenous peoples. The Company's operations are subject to national and international laws, codes, resolutions, conventions, guidelines, and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. The Company's current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities and may require the modification of, or preclude operation or development of projects, or may require the entering into of agreements with indigenous people.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and conduct mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. The Company's properties are primarily located on land administered by the United States Bureau of Land Management, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

Management's Discussion and Analysis

If any of the Company's properties moves to a development stage, the Company would be subject to additional risks respecting any development and production activities.

No Known Mineral Reserves: Despite exploration work on the Company's mineral property interests, to date no mineral reserves have been established thereon. In addition, the Company is still engaged in exploration on all of its material properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds on exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade, and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company's operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Climate Change Risks: The Company acknowledges climate change as an international and community concern, and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

Litigation Risk: In the ordinary course of the Company's business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company's stock price, failure to comply with disclosure obligations or labour disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company's financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company's operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company's cash flows, results of operations and financial condition.

Costs of Land Reclamation: It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Management's Discussion and Analysis

Foreign Currency Risk: The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. Exploration expenditures are transacted in United States Dollars, Peruvian New Soles and Australian Dollars, and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and these currencies. The Company does not hedge the foreign currency balances.

Corruption and Bribery Laws: The Company's operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees, or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company's reputation and results of its operations.

Cautionary notice to US investors regarding mineral resource estimates

Disclosure of mineral resource estimates and mineral classification terms herein are made in accordance with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. NI 43-101 is a rule established by the Canadian Securities Administrators ("CSA") that sets the standards for all public disclosure by issuers regarding scientific information and technical data concerning mineral projects. Unless otherwise indicated, all mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves ("CIM Definition Standards"). Canadian standards, including NI 43-101, differ significantly from the historical requirements of the United States Securities and Exchange Commission ("SEC"), and mineral resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7 for fiscal years beginning January 1, 2021 or later.

Under the SEC Modernization Rules, the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company's mineral resources as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca including, but not limited to:

  the Company's audited consolidated financial statements for the years ended February 29, 2024, and February 28, 2023; and
  the Company's Annual Information Form.